PROSPECTUS SUPPLEMENT No. 2	Filed Pursuant to Rule 424(b)(5)
DATED April 25, 2003	Registration No. 333-87940
(To Prospectus Dated September 27, 2002)

EntreMed, Inc.

4,100,000 Shares of Common Stock
Warrants to Purchase 1,025,000 Shares of Common Stock
1,025,000 Shares of Common Stock Issuable upon Exercise
of the Warrants

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     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider carefully before making your investment decision.

     We are offering 4,100,000 shares of our common stock, par value $0.01 per share, to certain institutional investors (the “Purchasers”). The 4,100,000 shares of our common stock are being offered pursuant to the terms and conditions of a common stock purchase agreement by and between the Purchasers and the company at a price of $2.50 per share. The total purchase price for all of these shares of our common stock is $10,250,000. We would receive proceeds from the sale of these 4,100,000 shares equal to approximately $10,250,000 less our expenses relating to the sale, which are estimated to be $1,228,750. As part of the offer, the Purchasers would receive a right of first refusal on certain future issuances of our securities during the three months following the transaction.

     In connection with the sale of our common stock to the Purchasers, we would issue to the Purchasers warrants to purchase an aggregate of 1,025,000 shares of common stock. The warrants to purchase a total of 1,025,000 shares would be exercisable, either in their entirety or partially from time to time, at a price of $3.375 per share for five years from the date of issuance; the number of shares issuable upon exercise of the warrants and the exercise price are subject to adjustment pursuant to customary anti-dilution provisions. In certain limited circumstances, the warrants may be exercised on an net issuance or “cashless” basis; any portion of the warrants not exercised by the expiration date will be automatically exercised pursuant to a “cashless exercise” feature if the closing price in the five days leading up to the expiration date exceeds the then-current exercise price. The total purchase price for all of these shares of our common stock pursuant to the warrants is $3,459,375. We would receive proceeds from the sale of these 1,000,000 shares equal to approximately $3,459,375.

     In connection with the transaction, we will pay Olympus Securities, LLC, as placement agent, a fee equal to 5% of the gross proceeds from the transaction. In addition, Ferghana

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Securities, LLC, which acted as financial advisor to the company, will receive a fee equal to 6.25% of the gross proceeds and warrants to purchase common stock.

     Our common stock is quoted on the Nasdaq National Market under the symbol “ENMD.” On April 24, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $2.87 per share. As of April 23, 2003, we had 24,418,566 shares of common stock outstanding.

     Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 3 of the prospectus, as well as the risks set forth in our annual report on Form 10-K for the year ended December 31, 2003.

     You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense

The date of this prospectus supplement is April 25, 2003.

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